Ecopetrol and the Oil Workers Union (USO) Reach Final Agreement in Collective Bargaining Process

Bogota D.C., June 15, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC, the “Company”) announces that, on June 13, 2026, as part of the collective bargaining process, it reached a final agreement on a new collective bargaining agreement with the Oil Workers Union (Unión Sindical Obrera – USO), the majority union and holder of the collective bargaining agreement. The new agreement has a term of six years, effective as of January 1, 2026.

In addition, in accordance with applicable law, the Company has entered into 66 final agreements with other participating labor unions.

This outcome reflects the discussions held during the direct negotiation stage and its extension, which took place over the course of more than 990 sessions in an environment grounded in dialogue, mutual respect, active listening, and collaborative engagement.

The agreements reached include improvements in working conditions, as well as enhanced benefits in health and education, the strengthening of diversity, equity, and inclusion initiatives, and social investment, among other aspects. These measures are intended to contribute to the well-being of employees and their families, strengthen relationships with key stakeholders, and align with the Company’s principles of reasonableness, efficiency, and cost discipline.

In the coming days, the Company expects to carry out the necessary procedures for the formalization and filing of the agreement with the Ministry of Labor. Subsequently, the Company and the USO negotiating teams intend to conduct joint nationwide sessions to communicate and explain the agreements reached. There can be no assurance as to the timing of such procedures or sessions.

The Company acknowledges and appreciates the work and commitment of all employees and union representatives who contributed their expertise and efforts to the successful completion of this process.

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla–Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with drilling and exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co